December 13, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joseph McCann

Jimmy McNamara

Re:	Gamida Cell Ltd.

Amendment No. 1 to Registration Statement on Form S-3

Filed December 6, 2023

File No. 333-275579

Acceleration Request

Requested Date: December 14, 2023

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-275579) (the “Registration Statement”), to become effective on December 14, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Dayne A. Brown of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Dayne A. Brown of Cooley LLP at (212) 479-6712.

[Signature page follows]

Very truly yours,

Gamida Cell Ltd.

By:	/s/ Terry Coelho
Terry Coelho
Chief Financial Officer

cc:	Abigail Jenkins, Gamida Cell Ltd.

Josh Patterson, Gamida Cell Ltd.

Divakar Gupta, Cooley LLP

Daniel Goldberg, Cooley LLP

Josh Kaufman, Cooley LLP

Dayne Brown, Cooley LLP

Shachar Hadar, Meitar | Law Offices